                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


--------------------------------------------------------------------------------

                                   FORM 11-K

(MARK ONE)
[X ]     ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE
SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

         FOR THE YEAR ENDED DECEMBER 31, 1998

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         FOR THE TRANSITION PERIOD FROM __________ TO ___________


                        COMMISSION FILE NUMBER: 0-20135


                         INTERMEDIA COMMUNICATIONS INC.
             (Exact name of registrant as specified in its charter)


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           Intermedia Communications Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Intermedia Communications Inc.
                             3625 Queen Palm Drive
                              Tampa, Florida 33619
                                 (813) 829-0011

    REQUIRED INFORMATION

    Intermedia Communications Inc. 401(k) Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Required information includes financial statements and schedules for the Plan prepared in accordance with ERISA reporting requirements.

                          Audited Financial Statements
                           and Supplemental Schedules

                         Intermedia Communications Inc.
                           401(k) Profit Sharing Plan

                        Year ended December 31, 1998 and
                             as of December 31, 1997
                       with Report of Independent Auditors

                         Intermedia Communications Inc.
                           401(k) Profit Sharing Plan


            Year ended December 31, 1998 and as of December 31, 1997




                                TABLE OF CONTENTS



Report of Independent Auditors.................................................3

Audited Financial Statements

Statements of Net Assets Available for Benefits................................5
Statement of Changes in Net Assets Available for Benefits......................6
Notes to Financial Statements..................................................7


Supplemental Schedules

Line 27a--Schedule of Assets Held for Investment Purposes......................13
Line 27b--Schedule of Loans or Fixed Income Obligations........................14
Line 27d--Schedule of Reportable Transactions..................................18
Line 27f--Schedule of Nonexempt Transactions...................................22
Exhibit Index..................................................................23

Signatures.....................................................................24

                         Report of Independent Auditors

The Plan Administrator
Intermedia Communications Inc.
401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Intermedia Communications Inc. 401(k) Profit Sharing Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997 and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes and loans or fixed income obligations as of December 31, 1998, and reportable transactions and nonexempt transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the cost information for sales of assets made by Union Central Life Insurance Company. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is not, however, required for the fair presentation under generally accepted accounting principles.


                                             /s/ Ernst & Young LLP


Tampa, Florida
July 2, 1999

                         Intermedia Communications Inc.
                           401(k) Profit Sharing Plan

                 Statements of Net Assets Available for Benefits


                                                            DECEMBER 31
                                                        1998            1997
                                                    -----------      ----------
ASSETS
Investments:
   Scudder Money Market Fund                        $        --      $  226,736
   Carillon Capital Fund                                     --         522,390
   Carillon Government Securities Fund                       --         214,367
   Neuberger & Berman Guardian Fund                          --       1,633,116
   American Century Select Fund                              --       1,114,920
   American Century Ultra Fund                               --       2,243,191
   Scudder International Fund                                --         349,848
   The Putnam Fund for Growth & Income                3,999,058              --
   Putnam Capital Appreciation Fund                   6,373,468              --
   Putnam Growth Opportunities Fund                  12,767,105              --
   Putnam International Voyager Fund                    479,580              --
   Putnam Diversified Income Trust                      899,639              --
   Putnam New Opportunities Fund                      1,532,695              --
   Putnam International Growth Fund                   1,240,065              --
   Intermedia Communications Inc. Common Stock        1,333,688              --
   Putnam Money Market Fund                           5,109,701              --
   Putnam Equity Income Fund                          3,145,553              --
   Participant loans                                    917,087         177,568
                                                    -----------      ----------
Total investments                                    37,797,639       6,482,136

Contributions receivable                              1,159,938         228,713
                                                    -----------      ----------
Total assets                                         38,957,577       6,710,849

LIABILITIES
   Excess contributions                                      --             434
                                                    -----------      ----------

Net assets available for benefits                   $38,957,577      $6,710,415
                                                    ===========      ==========



See accompanying notes.

                         Intermedia Communications Inc.
                           401(k) Profit Sharing Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1998


ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO:
   Investment income:
     Net appreciation in fair value of investments                    $ 4,255,656
     Interest income                                                      984,206
                                                                      -----------
                                                                        5,239,862
   Contributions:
     Participants                                                       7,296,803
     Employer                                                           2,294,864
                                                                      -----------
                                                                        9,591,667

   Transfer of net assets from merged plans                            18,721,393
                                                                      -----------
Total additions                                                        33,552,922

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO:
   Benefits paid to participants                                        1,305,760
                                                                      -----------
Total deductions                                                        1,305,760
                                                                      -----------

Increase in net assets available for benefits                          32,247,162
Net assets available for benefits at beginning of year                  6,710,415
                                                                      -----------
Net assets available for benefits at end of year                      $38,957,577
                                                                      ===========



See accompanying notes.

                         Intermedia Communications Inc.
                           401(k) Profit Sharing Plan

                          Notes to Financial Statements

                                December 31, 1998


1. DESCRIPTION OF PLAN

The following description of the Intermedia Communications Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all employees of Intermedia Communications Inc. and affiliated companies (collectively, the "Company") who have at least one year of service and are age 21 or older, except those employees whose employment is governed by a collective bargaining agreement or leased employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 1998, the Plan was amended to allow employees to become eligible to participate in the Plan with three months of service. Effective July 1, 1998, the Plan was amended and restated to allow for the transfer of certain plan assets to the Putnam Group of Investment Funds. Additional amendments were made to the Plan to allow employees who were employed by the following companies acquired by the Company to participate in the Plan: Shared Technologies Fairchild, Inc. (Shared), Long Distance Saver group of companies (collectively, "LDS") and National Telecommunications of Florida, Inc. and NTC, Inc. (collectively, "National"). Employees previously making salary reduction contributions under 401(k) plans sponsored by Shared, LDS, or National (collectively, previous plans) began to make salary deferrals into the Plan at the rates being made under the previous plans, unless such participants elected to change or cease making such contributions.

CONTRIBUTIONS

Each year, participants may contribute up to 15% of pretax annual compensation up to certain amounts, as defined in the Plan document. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Company contributions are discretionary at the option of the Company's Board of Directors. The Company contributed 50% of the first 6% of compensation that a participant contributed to the Plan during 1998 and 1997.

Effective July 1, 1998, the Plan was amended to change the Company's contribution to 50% of the first 7% of compensation that a participant contributed.

                         Intermedia Communications Inc.
                           401(k) Profit Sharing Plan

                    Notes to Financial Statements (continued)




1. DESCRIPTION OF PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant compensation or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is incrementally vested over three years of credited service.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employer and employee contributions in percentage increments in any of eleven investment options. Participants may change their investment options daily.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the participant's vested account balance. Loan terms range from 1-15 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator.
Principal and interest are paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

Upon termination of service, death, disability, or retirement, a participant may elect to receive a lump-sum payment equal to the vested value of his or her account, or choose from various forms of annuity payments. As of December 31, 1998 participants elected distributions in the amount of $14,112 that had not yet been paid.

2. SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Pooled separate accounts are recorded at fair value based on the current market prices of the underlying assets as determined by the insurance company. Mutual funds are recorded at fair value based on the current quoted market prices. The participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.       INVESTMENTS

The Plan's investments were held and administered by Union Central Life Insurance Company through June 30, 1998 and by Putnam Fiduciary Trust Company beginning July 1, 1998.

                         Intermedia Communications Inc.
                           401(k) Profit Sharing Plan

                    Notes to Financial Statements (continued)

3. INVESTMENTS (CONTINUED)

Activity in each Fund for the year ended December 31, 1998 was as follows:




                                              SCUDDER                   CARILLON        NEUBERGER      AMERICAN         AMERICAN
                                               MONEY       CARILLON    GOVERNMENT        & BERMAN       CENTURY         CENTURY
                                               MARKET       CAPITAL     SECURITIES       GUARDIAN        SELECT          ULTRA
                                                FUND         FUND          FUND            FUND           FUND            FUND
                                            --------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS AVAILABLE FOR
  BENEFITS ATTRIBUTED TO:
    Investment income:
     Net appreciation (depreciation)
      in fair value of investments          $   5,412     $ (17,533)    $   6,488     $   206,236     $   250,501     $   642,089
     Interest income                            1,437         1,784           416           4,675           1,445           5,770
                                            --------------------------------------------------------------------------------------
                                                6,849       (15,749)        6,904         210,911         251,946         647,859
   Contributions:
     Participants                              46,347       198,461        55,360         650,559         379,659         902,054
     Employer                                  13,765        63,322        17,520         215,052         124,715         319,684
                                            --------------------------------------------------------------------------------------
                                               60,112       261,783        72,880         865,611         504,374       1,221,738
Transfer due to plan merger                    25,735        43,573        16,917          75,537          53,268          65,938
                                            --------------------------------------------------------------------------------------
Total additions                                92,696       289,607        96,701       1,152,059         809,588       1,935,535

DEDUCTIONS FROM NET ASSETS AVAILABLE
  FOR BENEFITS ATTRIBUTED TO:
   Benefits paid to participants               42,639        36,272        47,736         117,345         102,128         147,805
                                            --------------------------------------------------------------------------------------
Total deductions                               42,639        36,272        47,736         117,345         102,128         147,805
                                            --------------------------------------------------------------------------------------
Net increase in assets available for
   benefits                                    50,057       253,335        48,965       1,034,714         707,460       1,787,730

Transfers between funds (net)                (276,793)     (775,725)     (263,332)     (2,667,830)     (1,822,380)     (4,030,921)
Net assets available for benefits at
  beginning of year                           226,736       522,390       214,367       1,633,116       1,114,920       2,243,191
                                            --------------------------------------------------------------------------------------
Net assets available for benefits at end
  of year                                   $      --     $      --     $      --     $        --     $        --     $        --
                                            ======================================================================================



                                                               THE           PUTNAM
                                              SCUDDER      PUTNAM FUND       CAPITAL
                                           INTERNATIONAL   FOR GROWTH    APPRECIATION
                                                FUND       AND INCOME         FUND
                                            ------------------------------------------
ADDITIONS TO NET ASSETS AVAILABLE FOR
  BENEFITS ATTRIBUTED TO:
    Investment income:
     Net appreciation (depreciation)
      in fair value of investments          $  85,914     $  (125,514)    $   886,817
     Interest income                              524         298,447         177,452
                                           ------------------------------------------
                                               86,438         172,933       1,064,269
   Contributions:
     Participants                             199,909         409,680         413,004
     Employer                                  74,428         126,539         112,693
                                           ------------------------------------------
                                              274,337         536,219         525,697
Transfer due to plan merger                     7,174         845,392       5,021,772
                                           ------------------------------------------
Total additions                               367,949       1,554,544       6,611,738

DEDUCTIONS FROM NET ASSETS AVAILABLE
  FOR BENEFITS ATTRIBUTED TO:
   Benefits paid to participants               41,231         106,460          47,210
                                           ------------------------------------------
Total deductions                               41,231         106,460          47,210
                                           ------------------------------------------
Net increase in assets available for          326,718       1,448,084       6,564,528
   benefits
Transfers between funds (net)                (676,566)      2,550,974        (191,060)
Net assets available for benefits at
  beginning of year                           349,848              --              --
                                           ------------------------------------------
Net assets available for benefits at end
  of year                                   $      --     $ 3,999,058     $ 6,373,468
                                           ==========================================


    PUTNAM                                                                INTERMEDIA      PUTNAM        PUTNAM
    GROWTH        PUTNAM         PUTNAM       PUTNAM NEW     PUTNAM     COMMUNICATIONS     MONEY        EQUITY
OPPORTUNITIES  INTERNATIONAL   DIVERSIFIED  OPPORTUNITIES INTERNATIONAL      INC.          MARKET       INCOME
     FUND      VOYAGER FUND   INCOME TRUST      FUND       GROWTH FUND   COMMON STOCK       FUND         FUND
------------------------------------------------------------------------------------------------------------------

$ 2,337,578    $ 41,366       $ (30,025)    $  184,907    $   39,454    $  (203,768)    $      114    $   (54,380)
         --      13,183          20,847         42,866        35,761             --         65,639        293,991
------------------------------------------------------------------------------------------------------------------
  2,337,578      54,549          (9,178)       227,773        75,215       (203,768)        65,753        239,611

    795,818     210,912          72,985        644,386       235,788        975,207        344,228        210,556
    214,201      63,098          21,180        185,635        54,668        160,190         91,470         57,359
------------------------------------------------------------------------------------------------------------------
  1,010,019     274,010          94,165        830,021       290,456      1,135,397        435,698        267,915
  4,112,244     123,982         590,817        407,900       279,377             --      4,484,081      1,915,390
------------------------------------------------------------------------------------------------------------------
  7,459,841     452,541         675,804      1,465,694       645,048        931,629      4,985,532      2,422,916



    428,578       4,963          17,187          5,213        30,143          2,912         77,269         44,094
------------------------------------------------------------------------------------------------------------------
    428,578       4,963          17,187          5,213        30,143          2,912         77,269         44,094
------------------------------------------------------------------------------------------------------------------
  7,031,263     447,578         658,617      1,460,481       614,905        928,717      4,908,263      2,378,822

  5,735,842      32,002         241,022         72,214       625,160        404,971        201,438        766,731

         --          --              --             --            --             --             --             --
------------------------------------------------------------------------------------------------------------------

$12,767,105    $479,580       $ 899,639     $1,532,695    $1,240,065    $ 1,333,688     $5,109,701    $ 3,145,553
=================================================================================================================


    LOANS AND
   RECEIVABLES      COMBINED
----------------------------
   $       --    $ 4,255,656
       19,969        984,206
----------------------------
       19,969      5,239,862

      551,890      7,296,803
      379,345      2,294,864
----------------------------
      931,235      9,591,667
      652,296     18,721,393
----------------------------
    1,603,500     33,552,922



        6,575      1,305,760
----------------------------
        6,575      1,305,760
----------------------------
    1,596,925     32,247,162

       74,253             --

      405,847      6,710,415
----------------------------

   $2,077,025    $38,957,577
============================


                         Intermedia Communications Inc.
                           401(k) Profit Sharing Plan

                    Notes to Financial Statements (continued)


4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at anytime and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated June 2, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. ADMINISTRATIVE EXPENSES

The Company pays for all administrative costs on behalf of the Plan. These costs may include third-party administration fees, legal fees, audit fees, and investment fees, among others. Fees for administrative services are based upon reasonable and customary rates.

7. YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle Year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test software and equipment for the Year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by mid 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established formal communications with its third-party service providers to determine that they have developed plans to address their own Year 2000 problems as they relate to the Plan's operations. All third-party service providers have indicated that they are Year 2000 compliant at this time. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the Year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be Year 2000 ready.

                         Intermedia Communications Inc.
                           401(k) Profit Sharing Plan
                                E.I.N: 69-2913586
                                  Plan No.: 001

            Line 27a--Schedule of Assets Held for Investment Purposes

                                December 31, 1998


                                                 (C) DESCRIPTION OF
                                                INVESTMENT, INCLUDING
                 (B) IDENTITY OF                 MATURITY DATE, RATE
                ISSUE, BORROWER,                  OF INTEREST, PAR OR                               (E) CURRENT
 (A)         LESSOR OR SIMILAR PARTY                MATURITY VALUE                 (D) COST             VALUE
-----------------------------------------------------------------------------------------------------------------
      Mutual Funds:
*        Putnam Fiduciary Trust              The Putnam Fund for Growth
          Company                             & Income                              $ 4,097,728       $ 3,999,058

*        Putnam Fiduciary Trust              Putnam Capital Appreciation
          Company                             Fund                                    5,523,674         6,373,468

*        Putnam Fiduciary Trust              Putnam Growth Opportunities
          Company                             Fund                                   10,365,493        12,767,105

*        Putnam Fiduciary Trust              Putnam International Voyager
          Company                             Fund                                      438,056           479,580

*        Putnam Fiduciary Trust              Putnam Diversified Income
          Company                             Trust                                     927,987           899,639

*        Putnam Fiduciary Trust              Putnam New Opportunities
          Company                             Fund                                    1,345,923         1,532,695

*        Putnam Fiduciary Trust              Putnam International Growth
          Company                             Fund                                    1,192,416         1,240,065

*        Intermedia Communciations           Intermedia Communications Inc.
          Inc.                                common stock                            1,540,312         1,333,688

*        Putnam Fiduciary Trust              Putnam Money Market Fund
          Company                                                                     5,109,701         5,109,701

*        Putnam Fiduciary Trust              Putnam Equity Income Fund
          Company                                                                     3,197,921         3,145,553
                                                                                    -----------       -----------
                                                                                     33,739,211        36,880,552
      Participant Loans                      5.6% - 10.75%                                    -           917,087
                                                                                    -----------       -----------
                                                                                    $33,739,211       $37,797,639
                                                                                    ===========       ===========

*Party-in-interest.

                         Intermedia Communications Inc.
                           401(k) Profit Sharing Plan
                                E.I.N: 69-2913586
                                  Plan No.: 001

             Line 27b--Schedule of Loans or Fixed Income Obligations

                          Year ended December 31, 1998



                                                                                        (G) DETAILED DESCRIPTION OF LOAN INCLUDING
                                                       AMOUNT RECEIVED                    DATES OF MAKING AND MATURITY, INTEREST
                                           (C)           DURING YEAR                    RATE, THE TYPE AND VALUE OF COLLATERAL, ANY
                                         ORIGINAL    --------------------   (F) UNPAID     RENEGOTIATION OF THE LOAN  AND THE
            (B) IDENTITY                 AMOUNT OF      (D)         (E)     BALANCE AT       TERMS OF THE RENEGOTIATION, AND
       AND ADDRESS OF OBLIGOR              LOAN*     PRINCIPAL   INTEREST   END OF YEAR             OTHER MATERIAL ITEMS
------------------------------------------------------------------------------------------------------------------------------------
Bean, Linda                              $   121         -          -        $    121    Issued 10/31/98, 9.75% interest rate,
5710 NW 69th Ave                                                                         collateralized by participant's account,
Tamarac, FL 33321                                                                        terminated employee

Christie, Glesford J                       1,500         -          -           1,500    Issued 9/18/98, 9.50% interest rate,
2611 E 99th Ave                                                                          collateralized by participant's account,
Tampa, FL 33612                                                                          not set up in payroll

Dearing, Joey L                            1,673         -          -           1,673    Issued 10/31/98, 9.50% interest rate,
3039 NW 118th Dr                                                                         collateralized by participant's account,
Coral Springs, FL 33065                                                                  not set up in payroll

Detardo, Thomas                            2,238         -          -           2,238    Issued 10/31/98, 9.75% interest rate,
                                                                                         collateralized by participant's account,
                                                                                         not set up in payroll

Domke, David W                             2,231         -          -           2,231    Issued 9/30/98, 7.19% interest rate,
708 Paddington Place                                                                     collateralized by participant's account,
Brandon, FL 33510                                                                        not set up in payroll

Domke, David W                             2,084         -          -           2,084    Issued 9/30/98, 7.33% interest rate,
708 Paddington Place                                                                     collateralized by participant's account,
Brandon, FL 33510                                                                        not set up in payroll

Forman, Todd H                             1,200         -          -           1,200    Issued 10/29/98, 9.50% interest rate,
5306 Briarcliff Gables Cr NE                                                             collateralized by participant's account,
Atlanta, GA 30329                                                                        terminated employee

                                    AMOUNT OVERDUE
                               ------------------------
            (B) IDENTITY            (H)          (I)
       AND ADDRESS OF OBLIGOR    PRINCIPAL    INTEREST
-------------------------------------------------------

Bean, Linda                        $ 121       $   6
5710 NW 69th Ave
Tamarac, FL 33321

Christie, Glesford J                 424          35
2611 E 99th Ave
Tampa, FL 33612

Dearing, Joey L                       61          26
3039 NW 118th Dr
Coral Springs, FL 33065

Detardo, Thomas                       73          36



Domke, David W                       500          36
708 Paddington Place
Brandon, FL 33510

Domke, David W                       507          34
708 Paddington Place
Brandon, FL 33510

Forman, Todd H                       169          19
5306 Briarcliff Gables Cr NE
Atlanta, GA 30329

                         Intermedia Communications Inc.
                           401(k) Profit Sharing Plan
                                E.I.N: 69-2913586
                                  Plan No.: 001

       Line 27b--Schedule of Loans or Fixed Income Obligations (continued)

                          Year ended December 31, 1998



                                                                                        (G) DETAILED DESCRIPTION OF LOAN INCLUDING
                                                       AMOUNT RECEIVED                    DATES OF MAKING AND MATURITY, INTEREST
                                           (C)           DURING YEAR                    RATE, THE TYPE AND VALUE OF COLLATERAL, ANY
                                         ORIGINAL    --------------------   (F) UNPAID     RENEGOTIATION OF THE LOAN AND THE
            (B) IDENTITY                 AMOUNT OF      (D)         (E)     BALANCE AT       TERMS OF THE RENEGOTIATION, AND
       AND ADDRESS OF OBLIGOR              LOAN*     PRINCIPAL   INTEREST   END OF YEAR             OTHER MATERIAL ITEMS
------------------------------------------------------------------------------------------------------------------------------------
Gervais, Tina M                           2,800          -          -          2,800     Issued 9/15/98, 9.50% interest rate,
4231 1/2 West Bay to Bay                                                                 collateralized by participant's account,
Tampa, FL 33629                                                                          not set up in payroll

Giatrelis, Daniel J                         124          -          -            124     Issued 9/30/98, 6.60% interest rate,
10 Conrod Ct                                                                             collateralized by participant's account,
Mansfield, MA 02408                                                                      not set up in payroll

Goll, Ronnie S                           13,000          -          -         13,000     Issued 9/30/98, 7.08% interest rate,
2595 Warrendale Bane Rd                                                                  collateralized by participant's account,
Baden, PA 15005                                                                          not set up in payroll

Graziano, John J                          4,400          -          -          4,400     Issued 10/31/98, 8.50% interest rate,
4733 Windsor Ave                                                                         collateralized by participant's account,
Orlando, FL 323819                                                                       not set up in payroll

Hessing, Fina A                           1,000          -          -          1,000     Issued 10/31/98, 8.50% interest rate,
2531 NW 56th Ave #106                                                                    collateralized by participant's account,
Lauderhill, FL 33313                                                                     not set up in payroll

Hyman, Deborah                            2,000          -          -          2,000     Issued 9/30/98, 7.39% interest rate,
113 Carriage Path So                                                                     collateralized by participant's account,
Milford, CT 06460                                                                        not set up in payroll

Hysner, Eugene R                          3,600          -          -          3,600     Issued 9/30/98, 7.08% interest rate,
19046 Bruce B Downs Blvd Apt 227                                                         collateralized by participant's account,
Tampa, FL 33647                                                                          not set up in payroll


                                    AMOUNT OVERDUE
                               ------------------------
            (B) IDENTITY            (H)          (I)
       AND ADDRESS OF OBLIGOR    PRINCIPAL    INTEREST
-------------------------------------------------------

Gervais, Tina M                     257          65
4231 1/2 West Bay to Bay
Tampa, FL 33629

Giatrelis, Daniel J                 124           2
10 Conrod Ct
Mansfield, MA 02408

Goll, Ronnie S                      325         191
2595 Warrendale Bane Rd
Baden, PA 15005

Graziano, John J                    119          62
4733 Windsor Ave
Orlando, FL 323819

Hessing, Fina A                      29          14
2531 NW 56th Ave #106
Lauderhill, FL 33313

Hyman, Deborah                      234          35
113 Carriage Path So
Milford, CT 06460

Hysner, Eugene R                    423          61
19046 Bruce B Downs Blvd Apt 227
Tampa, FL 33647

                         Intermedia Communications Inc.
                           401(k) Profit Sharing Plan
                                E.I.N: 69-2913586
                                  Plan No.: 001

       Line 27b--Schedule of Loans or Fixed Income Obligations (continued)

                          Year ended December 31, 1998





                                                                                         (G) DETAILED DESCRIPTION OF LOAN INCLUDING
                                                       AMOUNT RECEIVED                    DATES OF MAKING AND MATURITY, INTEREST
                                           (C)           DURING YEAR                     RATE, THE TYPE AND VALUE OF COLLATERAL, ANY
                                         ORIGINAL    --------------------   (F) UNPAID     RENEGOTIATION OF THE LOAN AND THE
            (B) IDENTITY                 AMOUNT OF      (D)         (E)     BALANCE AT       TERMS OF THE RENEGOTIATION, AND
       AND ADDRESS OF OBLIGOR             LOAN*      PRINCIPAL   INTEREST   END OF YEAR             OTHER MATERIAL ITEMS
------------------------------------------------------------------------------------------------------------------------------------
Kentfield,Linda J                          4,300         -          -              4,300 Issued 9/30/98, 7.08% interest rate,
510 Vassar                                                                               collateralized by participant's account,
Tacoma, WA 98466                                                                         not set up in payroll

Kintz,C W                                  3,300         -          -              3,300 Issued 9/30/98, 7.08% interest rate,
1110 NO Elmer                                                                            collateralized by participant's account,
Griffith, IN 46319                                                                       not set up in payroll

Mack,Stephen C                             7,188         -          -              7,188 Issued 9/30/98, 7.21% interest rate,
3910 Timberlea Court                                                                     collateralized by participant's account,
Country Club Hill, IL 60478                                                              terminated employee

Matthews,Chris E                          14,133         -          -             14,133 Issued 9/30/98, 7.39% interest rate,
13470 Gent Drive                                                                         collateralized by participant's account,
Austin, TX 78729                                                                         terminated employee

Ortolano,Anthony                           3,637         -          -              3,637 Issued 10/31/98, 9.75% interest rate,
                                                                                         collateralized by participant's account,
                                                                                         terminated employee

Otten,Bruce S                              1,056         -          -              1,056 Issued 10/31/98, 9.50% interest rate,
1813 Park Manor Drive                                                                    collateralized by participant's account,
Orlando, FL 32817                                                                        terminated employee

Phelan,Robert F                              181         -          -                181 Issued 9/30/98, 6.20% interest rate,
201 Penn Street                                                                          collateralized by participant's account,
Newton, PA 18940                                                                         not set up in payroll


                                    AMOUNT OVERDUE
                               ------------------------
            (B) IDENTITY            (H)          (I)
       AND ADDRESS OF OBLIGOR    PRINCIPAL    INTEREST
-------------------------------------------------------
Kentfield,Linda J                      181          75
510 Vassar
Tacoma, WA 98466

Kintz,C W                              139          57
1110 NO Elmer
Griffith, IN 46319

Mack,Stephen C                         382         127
3910 Timberlea Court
Country Club Hill, IL 60478

Matthews,Chris E                       748         255
13470 Gent Drive
Austin, TX 78729

Ortolano,Anthony                       132          44



Otten,Bruce S                          206          16
1813 Park Manor Drive
Orlando, FL 32817

Phelan,Robert F                        181           3
201 Penn Street
Newton, PA 18940


                         Intermedia Communications Inc.
                           401(k) Profit Sharing Plan
                                E.I.N: 69-2913586
                                  Plan No.: 001

       Line 27b--Schedule of Loans or Fixed Income Obligations (continued)

                          Year ended December 31, 1998





                                                                                        (G) DETAILED DESCRIPTION OF LOAN INCLUDING
                                                       AMOUNT RECEIVED                    DATES OF MAKING AND MATURITY, INTEREST
                                           (C)           DURING YEAR                    RATE, THE TYPE AND VALUE OF COLLATERAL, ANY
                                         ORIGINAL    --------------------   (F) UNPAID     RENEGOTIATION OF THE LOAN AND THE
            (B) IDENTITY                 AMOUNT OF      (D)         (E)     BALANCE AT       TERMS OF THE RENEGOTIATION, AND
       AND ADDRESS OF OBLIGOR             LOAN*      PRINCIPAL   INTEREST   END OF YEAR             OTHER MATERIAL ITEMS
------------------------------------------------------------------------------------------------------------------------------------
Purtell,Robert J                           2,229         -          -            2,229   Issued 6/30/98, 9.25% interest rate,
112 Edden Lane                                                                           collateralized by participant's account,
North Syracuse, NY 13212                                                                 terminated employee

Roach,Charles E                            2,400         -          -            2,400   Issued 6/30/98, 9.50% interest rate,
8304 Autumn Oak Dr.                                                                      collateralized by participant's account,
Port Richey, FL 34668                                                                    not set up in payroll

Robles,Santiago                            5,296         -          -            5,296   Issued 10/31/98, 9.26% interest rate,
6466 Contempo Lane                                                                       collateralized by participant's account,
Boca Raton, FL 33433                                                                     terminated employee

Silverman,Diane R                            500         -          -              500   Issued 10/31/98, 8.50% interest rate,
6540 N E 18Th Avenue #108                                                                collateralized by participant's account,
Fort Lauderdale, FL 33334                                                                terminated employee

Skorski,Wesley                             7,001         -          -            7,001   Issued 9/30/98, 7.21% interest rate,
405 Lake Vista Drive                                                                     collateralized by participant's account,
East Hampton, CT 06424                                                                   terminated employee

Starr,Marty                                7,000         -          -            7,000   Issued 10/29/98, 9.5% interest rate,
12430 Windy Wisp Lane                                                                    collateralized by participant's account,
Houston, TX 77071                                                                        terminated employee

Surman,Louis                               5,145         -          -            5,145   Issued 10/31/98, 9.5% interest rate,
835 SW 16th St                                                                           collateralized by participant's account,
Fort Lauderdale, FL 33315                                                                terminated employee

Column (a) is not applicable.






                                    AMOUNT OVERDUE
                               ------------------------
            (B) IDENTITY            (H)          (I)
       AND ADDRESS OF OBLIGOR    PRINCIPAL    INTEREST
-------------------------------------------------------

Purtell,Robert J               519          92
112 Edden Lane
North Syracuse, NY 13212

Roach,Charles E                558         102
8304 Autumn Oak Dr.
Port Richey, FL 34668

Robles,Santiago                392          79
6466 Contempo Lane
Boca Raton, FL 33433

Silverman,Diane R               39           7
6540 N E 18Th Avenue #108
Fort Lauderdale, FL 33334

Skorski,Wesley                 901         119
405 Lake Vista Drive
East Hampton, CT 06424

Starr,Marty                    149         114
12430 Windy Wisp Lane
Houston, TX 77071

Surman,Louis                   193          80
835 SW 16th St
Fort Lauderdale, FL 33315


Column (a) is not applicable.
* Amount represents either original amount of loan or amount transferred into the Plan from a previous plan.

                         Intermedia Communications Inc.
                           401(k) Profit Sharing Plan
                                E.I.N: 69-2913586
                                  Plan No.: 001

                  Line 27d--Schedule of Reportable Transactions

                          Year ended December 31, 1998


                                                                                                (H) CURRENT
                                                                                               VALUE OF ASSET  (I) NET
     (A) IDENTITY OF                                   (C) PURCHASE  (D) SELLING  (G) COST OF  ON TRANSACTION  GAIN OR
       PARTY INVOLVED     (B) DESCRIPTION OF ASSET          PRICE       PRICE       ASSET*          DATE        (LOSS)*
-----------------------------------------------------------------------------------------------------------------------
Category (i)--Individual Transaction in Excess of 5% of Plan Assets
-------------------------------------------------------------------

Union Central Life
   Insurance Company       Carillon Capital Fund                     $  766,359                 $  766,359         -

Union Central Life         American Century Select
   Insurance Company          Fund                                    1,794,951                  1,794,951         -

Union Central Life         American Century Ultra
   Insurance Company          Fund                                    4,019,693                  4,019,693         -

Union Central Life         Scudder International
   Insurance Company          Fund                                      687,397                    687,397         -

Union Central Life         Neuberger & Berman
   Insurance Company          Guardian Fund
                                                                      2,656,637                  2,656,637         -

Putnam Fiduciary Trust     Putnam Equity Income
   Company                    Fund                      $  766,359                                 766,359         -

Putnam Fiduciary Trust     Putnam Growth
   Company                    Opportunities Fund         5,814,644                               5,814,644         -

Putnam Fiduciary Trust     Putnam International
   Company                    Growth Fund                  687,397                                 698,397         -

Putnam Fiduciary Trust     The Putnam Fund for
   Company                    Growth and Income          2,656,637                               2,656,637         -

Putnam Fiduciary Trust     Putnam Growth
   Company                    Opportunities Fund           398,821                                 398,821         -

Putnam Fiduciary Trust     Putnam Growth
   Company                    Opportunities Fund                        424,949      422,544       424,949   $ 2,405

Putnam Fiduciary Trust     Intermedia
   Company                    Communications Inc.
                              Common Stock                 363,949                                 363,949         -

Putnam Fiduciary Trust     Intermedia
   Company                    Communications Inc.
                              Common Stock                 435,025                                 435,025         -

Putnam Fiduciary Trust     Intermedia
   Company                    Communications Inc.
                              Common Stock                              398,821      376,400       398,821    22,421

                         Intermedia Communications Inc.
                           401(k) Profit Sharing Plan
                                E.I.N: 69-2913586
                                  Plan No.: 001

            Line 27d--Schedule of Reportable Transactions (continued)

                          Year ended December 31, 1998



                                                                                                (H) CURRENT
                                                                                               VALUE OF ASSET  (I) NET
     (A) IDENTITY OF                                   (C) PURCHASE  (D) SELLING  (G) COST OF  ON TRANSACTION  GAIN OR
       PARTY INVOLVED     (B) DESCRIPTION OF ASSET          PRICE       PRICE       ASSET*          DATE        (LOSS)*
-----------------------------------------------------------------------------------------------------------------------
Category (iii)--Series of Transactions in Excess of 5% of Plan Assets
---------------------------------------------------------------------

Union Central Life         Scudder Money Market
   Insurance Company          Fund                      $  108,985                 $  108,985  $  108,985

Union Central Life         Scudder Money Market
   Insurance Company          Fund                                  $  341,533                    341,533            -

Union Central Life         Carillon Government
   Insurance Company          Securities Fund               91,041                     91,041      91,041

Union Central Life         Carillon Government
   Insurance Company          Securities Fund                          311,896                    311,896            -

Union Central Life
   Insurance Company       Carillon Capital Fund           310,882                    310,882     310,882

Union Central Life
   Insurance Company       Carillon Capital Fund                       815,541                    815,541            -

Union Central Life         Neuberger & Berman
   Insurance Company          Guardian Fund                973,038                    973,038     973,038

Union Central Life         Neuberger & Berman
   Insurance Company          Guardian Fund                          2,812,261                  2,812,261            -

Union Central Life         American Century
   Insurance Company          Select Fund                  561,956                    561,956     561,956

Union Central Life         American Century
   Insurance Company          Select Fund                            1,928,377                  1,928,377            -

Union Central Life         American Century
   Insurance Company          Ultra Fund                 1,336,721                  1,336,721   1,336,721

Union Central Life         American Century
   Insurance Company          Ultra Fund                             4,222,086                  4,222,086            -

Union Central Life         Scudder International
   Insurance Company          Fund                         297,642                    297,642     297,642

Union Central Life         Scudder International
   Insurance Company          Fund                                     733,404                    733,404            -

Putnam Fiduciary Trust     The Putnam Fund for
   Company                    Growth and Income          4,431,116                  4,431,116   4,431,116            -

Putnam Fiduciary Trust     The Putnam Fund for
   Company                    Growth and Income                        310,354        333,388     310,354     $(23,034)

Putnam Fiduciary Trust     Putnam Capital
   Company                    Appreciation Fund          5,805,248                  5,805,248   5,805,248            -

                         Intermedia Communications Inc.
                           401(k) Profit Sharing Plan
                                E.I.N: 69-2913586
                                  Plan No.: 001

            Line 27d--Schedule of Reportable Transactions (continued)

                          Year ended December 31, 1998


                                                                                                (H) CURRENT
                                                                                               VALUE OF ASSET  (I) NET
     (A) IDENTITY OF                                   (C) PURCHASE  (D) SELLING  (G) COST OF  ON TRANSACTION  GAIN OR
       PARTY INVOLVED     (B) DESCRIPTION OF ASSET          PRICE       PRICE       ASSET*          DATE        (LOSS)*
-----------------------------------------------------------------------------------------------------------------------
Category (iii)--Series of Transactions in Excess of 5% of Plan Assets (continued)
---------------------------------------------------------------------------------

Putnam Fiduciary Trust     Putnam Capital
   Company                    Appreciation Fund                         320,554        281,574     320,554       38,980

Putnam Fiduciary Trust     Putnam Growth
   Company                    Opportunities Fund        11,665,824                  11,665,824  11,665,824            -

Putnam Fiduciary Trust     Putnam Growth
   Company                    Opportunities Fund                      1,239,094      1,300,331   1,239,094      (61,237)

Putnam Fiduciary Trust     Putnam International
   Company                    Voyager Fund                 462,289                     462,289     462,289            -

Putnam Fiduciary Trust     Putnam International
   Company                    Voyager Fund                               24,031         24,233      24,031         (202)

Putnam Fiduciary Trust     Putnam New
   Company                    Opportunities Fund         1,379,330                   1,379,330   1,379,330            -

Putnam Fiduciary Trust     Putnam New
   Company                    Opportunities Fund                         31,259         33,407      31,259       (2,148)

Putnam Fiduciary Trust     Putnam International
   Company                    Growth Fund                1,312,278                   1,312,278   1,312,278            -

Putnam Fiduciary Trust     Putnam International
   Company                    Growth Fund                               116,128        119,862     116,128       (3,734)

                           Intermedia
Putnam Fiduciary Trust        Communications
   Company                    Inc. Common Stock          2,002,981                   2,002,981   2,002,981            -

Putnam Fiduciary Trust     Intermedia
   Company                    Communications
                              Inc.  Common Stock                        465,513        462,669     465,513        2,844

Putnam Fiduciary Trust     Putnam Money Market
   Company                    Fund                       5,344,512                   5,344,512   5,344,512            -

Putnam Fiduciary Trust     Putnam Money Market
   Company                    Fund                                      234,811        234,811     234,811            -

Putnam Fiduciary Trust     Putnam Equity Income
   Company                    Fund                       3,307,317                   3,307,317   3,307,317            -

                         Intermedia Communications Inc.
                           401(k) Profit Sharing Plan
                                E.I.N: 69-2913586
                                  Plan No.: 001

            Line 27d--Schedule of Reportable Transactions (continued)

                          Year ended December 31, 1998



                                                                                                (H) CURRENT
                                                                                               VALUE OF ASSET  (I) NET
     (A) IDENTITY OF                                   (C) PURCHASE  (D) SELLING  (G) COST OF  ON TRANSACTION  GAIN OR
       PARTY INVOLVED     (B) DESCRIPTION OF ASSET          PRICE       PRICE       ASSET*          DATE        (LOSS)*
-----------------------------------------------------------------------------------------------------------------------
Category (iii)--Series of Transactions in Excess of 5% of Plan Assets (continued)
---------------------------------------------------------------------------------
Putnam Fiduciary Trust     Putnam Equity Income
   Company                    Fund                                      107,384    109,396        107,384       (2,012)

Putnam Fiduciary Trust     Putnam Diversified
   Company                    Income Trust                 978,079                 978,079        978,079            -

Putnam Fiduciary Trust     Putnam Diversified
   Company                    Income Trust                               48,418     50,092         48,418       (1,674)

There were no category (ii) or (iv) reportable transactions during 1998. Columns (e) and (f) are not applicable.
*Information on historical cost of individual investments is not provided by Union Central Life Insurance Company.

                         Intermedia Communications Inc.
                           401(k) Profit Sharing Plan
                                E.I.N: 69-2913586
                                  Plan No.: 001

                  Line 27f--Schedule of Nonexempt Transactions

                          Year ended December 31, 1998


                                 (B) RELATIONSHIP TO      (C) DESCRIPTION OF TRANSACTIONS INCLUDING MATURITY DATE,
    (A) IDENTITY OF PARTY         PLAN, EMPLOYER, OR                    RATE OF INTEREST, COLLATERAL,
          INVOLVED             OTHER PARTY-IN-INTEREST                       PAR OR MATURITY VALUE
-----------------------------------------------------------------------------------------------------------------------

Intermedia Communications      Plan Sponsor               Late remittance of LDS and National participant
Inc.                                                      contributions for September in the amount of $51,604,
                                                          deposited December 11, 1998

Intermedia Communications      Plan Sponsor               Late remittance of LDS and National participant
Inc.                                                      contributions for October in the amount of $47,169,
                                                          deposited December 4, 1998

Intermedia Communications      Plan Sponsor               Late remittance of Shared participant contributions for
Inc.                                                      December in the amount of $276,580, deposited February 4,
                                                          1999

Columns (d) through (j) are not applicable.

                                 Exhibit Index


Number         Exhibit
23.1           Consent of Independent Accountants

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                               Intermedia Communications Inc.
                                               401(k) Plan
                                               (Name of Plan)

Date: July 14, 1999                            By: /s/C. Lynn Wartenberg
                                                  ------------------------
                                                  C. Lynn Wartenberg
                                                  Senior Director, Human
                                                  Resources, Compensations,
                                                  Benefits and Systems



                                       24